November 5, 2009

SUBMITTED VIA EDGAR AND U.S. MAIL

Ms. Jessica Plowgian

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Mail Stop 3720

Re:	Ikanos Communications, Inc.

Form 10-K for the Fiscal Year Ended December 28, 2008, Filed March 11, 2009 Definitive Proxy Statement Filed on April 14, 2009

Dear Ms. Plowgian:

This letter is to confirm that Ikanos Communications, Inc. (the “Company”) received from the staff (the “Staff”) of the Securities and Exchange Commission a letter dated October 28, 2009, providing comments on the above-referenced SEC filings by the Company. The Company requests to be granted additional time to respond to comments on the above referenced Form 10-K and Annual Meeting Proxy on Form 14D. In addition, we note that the Staff’s letter referred to a Definitive Proxy Statement filed on April 22, 2009; however, the Definitive Proxy Statement for the Company’s annual meeting was filed on April 14, 2009. We will reply to the Staff’s October 28 letter based upon this understanding of the Staff’s comments.

Accordingly, we advise the Staff that the Company will provided its response to these comments on or prior to November 13, 2009.

Very truly yours,

/s/ Noah D. Mesel Noah D. Mesel
Vice President & General Counsel

cc:	Larry Spirgel, Assistant Director, Div. of Corp. Finance.